Filed by Quantum Corporation
Commission File No. 001-13449
Pursuant to Rule 425 under the Securities Act of 1933

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On September 5, 2002, Quantum Corporation issued the following press release.

QUANTUM TAKES AGGRESSIVE ACTIONS TO FURTHER STRENGTHEN ITS DLTTAPE BUSINESS

Announces Definitive Agreements to Acquire Benchmark Storage Innovations and to Outsource Manufacturing

MILPITAS, Calif., Sept. 5, 2002 – Quantum Corp. (NYSE:DSS), a leading provider of data protection and network storage systems, today announced that it has signed a definitive agreement to acquire Benchmark Storage Innovations, a privately held supplier of DLTtape™ drives, media and autoloaders. Quantum also announced a definitive agreement to outsource its current tape drive manufacturing to Jabil Circuit, a leader in electronic manufacturing services. With these actions, Quantum will further strengthen its DLTtape Group business by expanding its revenue and customer base through a broader product portfolio and by improving the efficiency of its manufacturing model. In addition, today’s announcements build on the momentum Quantum’s DLTtape Group has gained with the launch of the industry-leading SDLT 320 tape drive and also will benefit Quantum’s Storage Solutions Group business and customers.

Benchmark Acquisition

Under the terms of the agreement with Benchmark, Quantum will acquire all of Benchmark, including its tape drive and tape media products which will be integrated into Quantum’s

DLTtape Group. Quantum, which already holds close to a 20 percent interest in Benchmark, will pay Benchmark’s other equity holders a total of approximately 13.1 million shares of Quantum stock and $11 million in cash upon closing of the transaction. In addition, Quantum will pay these equity holders up to approximately 1.9 million shares of Quantum stock if the DLTtape Group achieves certain performance milestones with the Benchmark product lines in the first year after the completion of the acquisition. Quantum expects the acquisition to close within the fourth calendar quarter of 2002 and the transaction to be accretive within the first year after closing.

The acquisition will enable Quantum to expand its DLTtape business by leveraging Benchmark’s complementary products to serve the data protection needs of both new and existing customers in a part of the market beyond Quantum’s current offerings. It combines Quantum’s leadership in providing high-performance, high-capacity tape drives with Benchmark’s expertise in delivering high-quality tape products at lower price points for more value-oriented customers. This expertise has enabled Benchmark to achieve much success in a relatively short period of time. In just four years, the company has gained strong customer acceptance, shipping more than 200,000 tape drives to systems OEMs and library partners such as ADIC, Dell, HP, IBM, Overland Storage and Tandberg Data. Benchmark has also generated revenues of approximately $80 million over the last 12 months, and it has achieved profitability even in the current environment of constrained IT spending.

As a result of the acquisition, Quantum will now be able to offer customers exceptional reliability, superior price/performance, and investment protection across an even broader line of tape drives – ranging from 80 to 320 gigabytes of capacity (compressed) – that includes Benchmark’s new ValuSmart Tape 160. Customers will also benefit from working with a single supplier and from being able to focus on a single product roadmap that leverages an installed base of nearly two million drives with over 80 million cartridges sold.

“Through Quantum’s acquisition of Benchmark, it’s clear that they are committed to providing a broad, scalable range of best-in-class data protection solutions to customers around the world,” said Dennis Waid, president, Peripheral Research. “I am confident that the quality found in

Benchmark’s family of value-line DLTtape-based drives and media will enhance Quantum’s high-performance tape drive solutions while providing customers with the industry’s most reliable, dependable products for safeguarding ever-increasing volumes of business-critical data. The acquisition is a win for Quantum and customers, alike.”

Quantum will continue to manufacture Benchmark products through Benchmark’s current outsourcing partners, Mitsumi Electric and Beyonics Technology.

Outsourced Manufacturing

Quantum will outsource its current tape drive manufacturing to Jabil, which will also benefit customers. Outsourcing to Jabil will enable Quantum’s DLTtape Group to reduce costs and more efficiently focus its resources on developing and delivering innovative products, while maintaining the high quality of Quantum’s tape drives. Jabil is Quantum’s largest and highest-rated supplier of tape drive components and has an extensive base of electronic component suppliers for inventory, manufacturing and logistics management.

Under the terms of the outsourcing agreement, Jabil will utilize Quantum’s manufacturing facility in Penang, Malaysia, and purchase raw materials, work-in-process production inventory and production fixed assets from Quantum. Jabil will hire the majority of Quantum’s current employees at the facility and continue manufacturing Quantum’s tape drive products there. From the point of view of Quantum’s customers, the transition will be seamless.

Quantum expects that it will begin to realize costs savings resulting from the outsourcing agreement next year. Later this month, Quantum will announce severance and other special charges related to the transaction that will be recorded in the current quarter.

“Quantum takes a strategic step forward by outsourcing its manufacturing to Jabil,” said Robert Amatruda, research manager at IDC. “This move will allow Quantum greater operational efficiency to meet OEM customer needs.”

Momentum in Quantum’s DLTtape Business

Today’s announcements build on the momentum in Quantum’s DLTtape business resulting from the launch of the SDLT 320. It is the industry’s leading super drive, with 60 percent greater capacity, higher performance and lower cost-per-gigabyte than the nearest competitive offering. In addition, the SDLT 320 is the latest milestone on Quantum’s Super DLTtape™ roadmap, which extends DLTtape technology through four new generations to a native capacity of more than one terabyte on a single cartridge. This roadmap ensures IT departments that Quantum will remain a strong partner in helping them protect their business-critical information for years to come while maintaining access to data archived on previous-generation tape media. HP, Overland Storage, Qualstar, StorageTek, Tandberg Data and Quantum are currently shipping SDLT 320, and qualifications are underway at all other major systems OEMs and library partners.

DLTtape technology is the industry’s most widely adopted tape platform and the de facto standard for mid-range tape backup and archiving of customers’ data. DLTtape technology is sold by all server OEMs and tape automation suppliers and used by 98 percent of Fortune 500 companies. In addition, within the last few months, Sony joined Fujifilm and Maxell as a qualified manufacturer of DLTtape IV media and Fujifilm qualified as a manufacturer of Super DLTtape I media, further reinforcing the essential role this technology plays in the industry.

“As a long-standing partner in helping customers meet their data protection needs, Quantum is committed to expanding its portfolio of tape drives and media products and to ensuring that our underlying cost structure enables us to do so,” said John Gannon, president of Quantum’s DLTtape Group. “Both the acquisition of Benchmark and the decision to outsource manufacturing reinforce this commitment, and we look forward to serving an even broader range of customers in the future.”

Benefits for Quantum’s Storage Solutions Group Business and Customers

Today’s announcements will also benefit Quantum’s Storage Solutions Group business and its customers. Benchmark’s autoloader products will be integrated into SSG’s tape automation line, already the broadest in the industry, and will complement the Quantum SuperLoader™.

Quantum will build on the strong success that Benchmark’s ValuSmart Tape 640 Blade autoloader has had with OEMs by supplying it through SSG’s worldwide distributor, VAR, and reseller channels. The ValuSmart Tape 640 Blade addresses the growing number of more value-oriented users that are migrating to rack-mounted storage solutions. In addition, as part of the agreement with Jabil, Quantum will outsource the manufacturing of some tape automation products, which are currently made at Quantum’s Penang facility. As a result, Quantum’s SSG customers will also benefit from the enhanced manufacturing efficiencies and continued high-quality production provided by Jabil.

Conference Call

Quantum will hold a conference call at 2:30 p.m. PDT. Press and industry analysts are invited to attend in listen-only mode. Dial-in numbers: (800) 257-1836 (US), (303) 262-2144 (International). Quantum will provide a live audio Webcast of the conference call beginning at 2:30 p.m. PDT. Webcast sites:

http://www.quantum.com/about+quantum/investor+center/default.htm or

http://investors.quantum.com/medialist.cfm.

About Quantum

Quantum Corp. (NYSE:DSS), founded in 1980, is a global leader in data protection and network storage systems, meeting the needs of business customers with enterprise-wide storage solutions and services. Quantum is the world’s largest supplier of tape drives, and its DLTtapeTM technology is the de facto standard for backup, archiving, and recovery of mission-critical data. Quantum is a leader in the design, manufacture and service of automated tape libraries used to manage, store and transfer data. In addition to having the largest installed base of Network Attached Storage (NAS) appliances of any NAS supplier, Quantum is the leader in the workgroup NAS market category. Quantum sales for the fiscal year ending March 31, 2002, were approximately $1.1 billion. Quantum Corp., 501 Sycamore Dr., Milpitas, CA 95035, (408) 944-4000, www.quantum.com.

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Quantum and the Quantum logo are trademarks of Quantum Corporation, registered in the United States and other countries. DLT, DLTtape, Super DLTtape, and SuperLoader are trademarks of Quantum Corporation. All other trademarks are the property of their respective owners.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, statements regarding 1) expected benefits associated with the contemplated transactions, including a strengthened DLTtape Group, an expanded revenue and customer base, a broader product portfolio with enhanced performance, improved operational and manufacturing efficiency, reduced costs and the timing of the realization of cost savings, and an improved focus of resources, 2) the expected timing of the closing of the acquisition, 3) the financial effects of the acquisition, including the amount of a special charge associated with the acquisition, the amount of in-process R&D write-off, and the expectation that the acquisition will be accretive within the first year after closing, 4) the anticipated customer benefits, including working with a single supplier and being able to focus on a single product roadmap, 5) a seamless outsourcing transaction, and the expected continued employment of the majority of Quantum’s current employees at the facility, 6) the expectation that Quantum will begin to realize costs savings from the outsourcing agreement next year, and 7) Quantum’s Super DLTtape roadmap, expected capacities and associated benefits are all forward-looking statements within the meaning of the Safe Harbor. These statements are based on management’s current expectations and are subject to certain risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include our ability to successfully integrate Benchmark and its products into Quantum, our ability to retain key personnel, our ability to successfully introduce new products, competitive pricing pressure in the market for our DLT and SuperDLT products and the resulting impact on our margins, unforeseen technological limitations, the ability of our competitors to introduce new products that compete more successfully with our products, and the impact of the recent Hewlett-Packard/Compaq merger on sales of our DLT and Super DLT products.

More detailed information about risk factors and uncertainties relating to Quantum’s business generally, including risk factors and uncertainties in addition to those described above, are set forth in Quantum’s periodic filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, those described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Trends and Uncertainties,” pages 44 to 54, in our Annual Report on Form 10-K filed with the SEC on July 1, 2002, those described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Trends and Uncertainties,” pages 40 to 49, in our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2002 and those described in subsequently filed reports. Such reports contain and identify important factors that could cause actual events and results to differ materially from those contained in our projections or forward-looking statement. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Security holders of Benchmark are urged to read documents relevant to the acquisition described in this announcement that are to be filed with the Department of Corporations of the State of California or the SEC when they become available because they will contain important information about the acquisition. You can obtain the relevant documents that are filed with the SEC for free on the SEC’s Web site at www.sec.gov or from Quantum Corporation. You can also request copies of such documents when they are available by calling Quantum’s Investor Relations Department at (408) 944-4450/(877) 999-7686 or writing to Quantum Corporation, 501 Sycamore Dr., Milpitas CA, 95035, Attn: Investor Relations.

THE FOLLOWING IS A CONFERENCE CALL SCRIPT USED BY QUANTUM CORPORATION ON SEPTEMBER 5, 2002.

Quantum Benchmark/OFA Announcement
Conference Call Script

Overview

Good afternoon and thank you for joining us as we discuss an important announcement we made today that will further strengthen our DLTtape Group business by expanding the revenue and customer base of this business and improving its underlying cost structure. In addition, this announcement can be viewed within the broader context of efforts we are making across Quantum to grow our revenue and improve our cost structure so that we can return to profitability by the end of the fiscal year.

Before proceeding, I want to welcome Rick Belluzzo, who assumed the role of Quantum CEO on Tuesday, as previously announced on August 1. We are very excited to have Rick on board, and, as you’ll hear directly from him later in the call, he shares our excitement about the impact this announcement will have for our business. However, because he just started two days ago, I’ll lead the call today.

Let me turn now to today’s announcement. As explained in the press release we issued, we have signed definitive agreements to acquire Benchmark Storage Innovations and to outsource manufacturing of our current tape drive product line and some tape automation products to Jabil Circuit.

These agreements will enable Quantum to grow revenue in our tape drive hardware business and reduce our cost structure. However, I want to make clear that these actions are just one element of our initiatives to reduce costs and operating expenses across all of Quantum. The agreements we are announcing today have not slowed this overall effort. As we have already communicated, we are working on a more complete set of restructuring actions to target Quantum to achieve break-even levels of performance in our fiscal Q3 and to be profitable in fiscal Q4 on a pro forma basis, excluding intangible asset amortization and charges related to plans to improve our operating results. We will announce these plans and related charges later this month.

Because the press release we issued on today’s announcement was fairly thorough, I will just discuss some of the highlights.

Benchmark Acquisition

The Benchmark acquisition will enable Quantum to expand our DLTtape business by leveraging Benchmark’s complementary products to serve the data protection needs of both new and existing customers in a part of the market beyond our current offerings. It combines Quantum’s leadership in providing high-performance, high-capacity tape drives with Benchmark’s expertise in delivering tape products at lower price points for more value-oriented customers.

Benchmark has gained strong customer acceptance since being formed four years ago, shipping more than 200,000 tape drives to date and generating revenues of approximately $80 million over the last twelve months. In addition, the efficiency of Benchmark’s product design process and manufacturing model – which we also intend to leverage – has enabled them to deliver low-cost, high-quality tape drives while still achieving gross margins in excess of 20%. This low-cost capability in tape drive design will clearly be an asset for our entire product line going forward.

Because Benchmark’s products are based on the DLTtape technology platform, and its OEM and library partners are currently served by our DLTtape Group, we will be able to easily integrate Benchmark into our existing customer support programs without a duplicate cost structure. Similarly, we will benefit from the synergies in R&D, particularly since Quantum’s and Benchmark’s product development teams are both already located in Boulder, Colorado. Like Quantum, Benchmark has a strong track record of innovation, and we will acquire significant intellectual property as a result of the acquisition, including six patents and 15 pending patents.

The acquisition is expected to close within the fourth calendar quarter of 2002. We expect the transaction will be accretive within the first year after closing. We do not expect to take a charge for in-process research and development related to the acquisition.

We are excited about the combination of the Benchmark acquisition and the current momentum in our DLTtape Group resulting from the recent launch of the SDLT 320. The SDLT 320 is the industry’s highest-capacity and highest-performing mid-range tape drive, with 60% greater capacity, higher performance and lower cost-per-gigabyte than the nearest competitive offering. The combination of Quantum’s and Benchmark’s respective strengths in super drives and value-line tape products demonstrates Quantum’s commitment to meeting the broad range of customers’ data protection needs.

I will now turn to the highlights of our outsourcing agreement with Jabil.

Outsourcing Agreement

Last year we took action to reduce our manufacturing costs by moving volume production of our DLTtape drives from our Colorado Springs facility to our site in Penang, Malaysia. The move to Penang has been quite successful in terms of lowering our cost structure. However, to further reduce our cost structure, we will outsource manufacturing and focus our resources on designing new products and, of course, our tape media business.

Over time, outsourcing will enable us to improve gross margins through lower bill of material costs, lower manufacturing overhead, and better supply chain utilization. In addition, Quantum will be able to reduce its operating expenses over the next several quarters, as we reduce the number of employees focused on our manufacturing operations and supporting infrastructure. Finally, outsourcing will enable us to achieve improved asset intensity, which means fewer assets required for inventory and production equipment.

We chose Jabil because of its leadership in the electronic manufacturing services industry and strong track record of delivering high-quality products to customers. Jabil will utilize Quantum’s Penang facility and hire the majority of Quantum’s current employees at the facility to continue manufacturing Quantum’s tape drive products there. As a result, from the point of view of our customers, the transition will be seamless.

We expect Jabil to assume responsibility for manufacturing DLTtape drives in November, after local Malaysian government approvals are completed. As a result, we expect that we will begin to realize most of the cost savings resulting from the outsourcing agreement in the next fiscal year. In addition, Jabil will purchase raw materials, work-in-process production inventory and production fixed assets. Later this month, we will announce severance and other special charges related to the transaction that will be recorded in the current quarter.

Before turning the call over to Rick, I also wanted to point to the benefits of today’s announcement for our Storage Solutions Group and its customers.

Benefits for SSG

As the press release stated, Benchmark’s autoloader products will be integrated into our Storage Solutions Group’s tape automation line, already the broadest in the industry, and provide a strong complement to the ramping Quantum SuperLoader. In addition, as part of the agreement with Jabil, Quantum will outsource the manufacturing of some tape automation products, which are currently made at Quantum’s Penang facility. As a result, Storage Solutions Group customers will also benefit from the enhanced manufacturing efficiencies and continued high-quality production provided by Jabil.

Now I’ll turn the call over to Rick.

Rick’s Piece

Thanks, Michael.

I just wanted to take the opportunity to express my excitement about today’s announcement, which comes on the heels of not only our successful SDLT 320 launch but also a series of OEM wins in our Storage Solutions Group at HP, IBM and Sun. While I’m only in my first few days full-time at Quantum, I have been involved in these decisions for some time now and am enthused that we are moving forward with them today. As Michael discussed, the announcement demonstrates our strong company-wide commitment to growing Quantum’s revenue and is one component of our broader initiatives to improve our underlying cost structure so that we can return to profitability.

The Benchmark acquisition and outsourcing agreement are an important part of our strategy for strengthening our DLTtape business going forward. I’d like to emphasize several implications:

First, we will we enjoy the benefits of a strong value play in the mid-range, which in itself will be a source of new revenue and scale economies for Quantum.

Second, having a strong value-line customer and revenue base already established will enable us to focus even more on the Super DLTtape part of our product line where we will build on the success we’ve had with SDLT 320 and continue delivering industry leadership in future generations along our Super DLTtape roadmap.

Third, we will leverage Benchmark’s design expertise in delivering low-cost products with strong gross margins across our entire product line.

Fourth, the combination of this low-cost design expertise and the cost savings we’ll achieve through outsourcing means we will enjoy a much more competitive tape drive hardware business.

Finally, a more competitive tape drive hardware business, particularly in the highest volume portion of the market, will ensure we’re building a larger installed base of DLT drives, which will benefit our media model for years to come.

Thank you for joining us. Now I’ll open the call for questions and turn it back over to Michael.

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This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.